EXHIBIT 99.1

                           TELEWEST COMMUNICATIONS PLC
                             RESTRUCTURING PROGRESS

31 October 2002 Telewest Communications plc ("Telewest" or the "Company") announced on 30 September 2002 that it had reached a preliminary agreement relating to a restructuring (the "Restructuring") with an ad hoc committee of its bondholders (the "Bondholder Committee"). That agreement provides for the cancellation of all outstanding notes and debentures issued by Telewest and Telewest Finance (Jersey) Limited ("Notes") and certain other unsecured foreign exchange hedge contracts in exchange for new ordinary shares representing 97 per cent of the issued share capital of the Company immediately after the Restructuring. Existing shareholders will retain a 3 per cent interest in Telewest post-restructuring.

Telewest continues to make progress in relation to the restructuring. In particular, Telewest is close to reaching an agreement with a steering committee of its senior lenders and the Bondholder Committee with respect to amended and restated bank facilities (the "Facilities"). The agreement includes total committed amount of the facilities; maturity; margins; and financial covenants. It is expected that the Facilities will provide Telewest with liquidity which the Company believes will be sufficient to meet its funding needs going forward. The provision of the Facilities is conditional on various matters including the completion of the restructuring on terms satisfactory to Telewest's senior lenders.

Negotiations are continuing with other major stakeholders with a view to them agreeing to vote in favour of the restructuring and Telewest expects to be able to make a further announcement on the progress of these negotiations by the end of November.

Telewest also announced on 30 September 2002 that it was deferring payment of interest under certain of its Notes and the settlement of certain foreign exchange hedge contracts. In view of the continuing progress in the restructuring process, the Board has determined to continue to defer the payment of interest under certain of its Notes (including a payment due on 1 November
2002) and the settlement of these foreign exchange hedge contracts.

As anticipated, the decision to defer such payments has resulted in defaults under the group's bank facilities and a number of other financing arrangements. Based on one such default, a creditor has filed a petition for the winding up of Telewest as a result of non-payment of amounts due ((pound)10.5m). Telewest intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will delay or significantly impede the restructuring process. Telewest will of course continue to meet its obligations to its suppliers and trade creditors and this legal action will have no impact on customer service.

ENQUIRIES:

TELEWEST
Charles Burdick, managing director                             020 7299 5000
Jane Hardman, director of corporate communications             020 7299 5888
Richard Williams, head of investor relations                   020 7299 5497

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BRUNSWICK
John Sunnucks/Sarah Tovey                                      020 7404 5959


This announcement has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney") of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

Schroder Salomon Smith Barney is acting for Telewest and no one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to customers of Schroder Salomon Smith Barney or for providing advice in relation to the transaction.

NOTE TO EDITORS:
Telewest Communications, the broadband communications and media group, currently passes 4.9 million homes and provides multi-channel television, telephone and internet services to around 1.8 million UK households, and voice and data telecommunications services to around 74,300 business customers. Its content division, Flextech, is the biggest provider of basic channels to the UK pay-TV market and is the BBC's partner in UKTV, which has a portfolio of pay-TV channels based on the corporation's programming, including UK Gold.


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